
April 9, 2020

Matt Tenorio
Interim Chief Financial Officer
Everspin Technologies, Inc.
5670 W. Chandler Boulevard, Suite 100
Chandler, Arizona 85226

> **Re: Everspin Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 27, 2020**
> **File No. 001-37900**

Dear Mr. Tenorio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 3
Amendment to Certificate of Incorporation..., page 21

1. We note that your proposed forum selection provision in Article VIII identifies the federal courts of the United States as the exclusive forum for the resolution of any claim arising under the Securities Act of 1933. Please disclose that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We note that you describe the effect of the federal forum selection provision from the company's perspective. Please revise your disclosure to also describe the effect of the amendment on shareholders. For example, the effects may include, but are not limited to, these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

2.   We note that your forum selection provision in Article VI.D identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing